
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

June 15, 2017

Sean T. Wheeler
Latham & Watkins LLP
811 Main Street, Suite 3700
Houston, TX 77002

> **Re: World Point Terminals, LP**
> **Schedule 14D-9 filed on June 2, 2017**
> **File No. 005-87885**
>
> **Schedule 13E-3 filed on June 2, 2017**
> **Filed by World Point Terminals, Inc., World Point Terminals, LP and WPT GP, LLC**
> **File No. 005-87885**

Dear Mr. Wheeler:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the Partnership's disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the Partnership's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the Schedule 14D-9.

<u>Schedule 13E-3</u>

<u>Item 4. Terms of the Transaction</u>

1. Refer to the disclosure in Item 4(b) of Schedule 14D-9 regarding the meeting held on May 21, 2017 with Evercore. Each presentation, discussion, or report held with or presented by an outside party, such as Evercore, that is materially related to the Rule 13e-3 transaction, whether oral or written, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. This requirement applies to both preliminary and final reports. Please revise to summarize the May 21 presentation made by Evercore.

2.	Please provide the balance of disclosure required by Item 1004(e) of Regulation M-A which is not otherwise provided on page 52 of the Offer to Purchase.

Item 8. Fairness of the Transaction

3.	Please clarify, if true, that the GP Board's fairness determination was made on behalf of both World Point Terminals, LP and WPT GP, LLC.

4.	All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). The discussion in the Schedule 14D-9 under "Item 4. The Solicitation or Recommendation" does not appear to address the factors described in clauses (iii), (iv), (v), (vi) and (viii) of Instruction 2 to Item 1014. If World Point Terminals, LP and WPT GP, LLC did not consider one or more of these factors, state that and explain in detail why the factor(s) were not deemed material or relevant.

5.	Please note that if World Point Terminals, LP and WPT GP, LLC based their fairness determination on the analysis and discussion of these factors undertaken by others, then World Point Terminals, LP and WPT GP, LLC must expressly adopt the analysis and discussion as their own. See Question 20 of the Exchange Act Release No. 17719 (April 13, 1981). In this regard, if true, please revise the disclosure to clarify that the filing persons expressly adopted the analysis and discussions of both the Conflicts Committee and Evercore, or other applicable parties, and identify which factors described in clauses (iii), (iv), (v), (vi) and (viii)of Instruction 2 to Item 1014 were included in such analysis and discussion. To the extent that the filing persons did not adopt another party's analysis and discussion or such analysis and discussion do not address each of the factors described in clauses (iii), (iv), (v), (vi) and (viii) of Instruction 2, please discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Item 9. Reports, Opinions, Appraisals and Certain Negotiations

6.	We note that Evercore performed a Precedent M&A Transaction Analysis, a Peer Group Trading Analysis and a Premiums Paid Analysis. Please advise us whether the criteria were consistently applied, and if any company or transaction was deliberately excluded from the samples, briefly indicate the reasoning behind such exclusion.

7.	Disclose that Evercore has consented to use of the opinion in the document.

	We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Christina Thomas, Attorney-Adviser, at (202) 551-3577 or me at (202) 551-3444 with any questions regarding our comments.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions